Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 18, 2024
VIA EDGAR TRANSMISSION
Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”) Sphere 500 Climate Fund (the “Fund”) Securities Act Registration No: 333-133691 Investment Company Act Registration No: 811-21897
Dear Ms. White:
This correspondence responds to the threshold comment that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the preliminary proxy materials (the “Proxy Statement”) filed on December 21, 2023 with respect to the Fund, a series of the Trust. The Proxy Statement was filed in connection with a special meeting of shareholders of the Fund originally scheduled to be held on February 7, 2024 for the purpose of soliciting shareholder approval of an Agreement and Plan of Reorganization and Termination providing for the reorganization of the Fund into a series of North Square Investments Trust (“NSIT”).
For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy Statement. Given the Trust’s acceptance of the Staff’s threshold comment, the Trust did not include responses to the subsequent comments, which relate to Schedule 14A. However, the Trust undertakes to consider those comments and work with NSIT to incorporate, where appropriate, in the Form N-14 filing related to the reorganization.
Comment 1.A reorganization like the one contemplated by your filing appears to involve the public offer and sale of securities by an acquiring fund. For registered investment companies, the Commission has adopted a form, Form N-14, that prescribes material disclosure requirements the Commission believes necessary to an informed investment decision in connection with that particular type of transaction. Please provide your legal analysis as to why you have not registered this transaction under the Securities Act of 1933, as amended (the “Securities Act”). To the extent you intend to rely on one or more no-action letters, please explain how you fit precisely into such letters and why your reliance on them is appropriate. Please ensure your response is sufficiently detailed to allow us to understand your analysis and conclusions. We may have additional comments.
Response:     Pursuant to the discussion with the Staff and representatives of NSIT and the Trust on January 12, 2024, the Trust accepts the Staff’s comment and confirms that shareholder approval of the reorganization will be solicited through Form N-14. Notwithstanding the Trust’s acceptance of this comment, we respectfully would like to explain why the Trust made the initial filing on Schedule 14A.
The Trust believes the use of Schedule 14A in lieu of Form N-14 in these circumstances is fully consistent with the Staff’s no-action guidance relating to Rule 145(a)(2) under the Securities Act and long-standing accepted industry practice.
Rule 145 under the Securities Act generally requires the registration of securities issued in connection with reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”
Rule 145(a)(2) provides an exception to the registration requirements of Rule 145 for a merger, consolidation or similar plan or acquisition if the sole purpose of the transaction is to change the issuer’s domicile (emphasis added). The “change in domicile” exception to the registration requirements of Rule 145 was incorporated to preserve the “no-sale” theory previously embodied in Rule 133 under the Securities Act solely with respect to reorganizations effected to change an issuer’s domicile. Over the years, the scope of the “change in domicile” exception contained in Rule 145(a)(2), as applied to investment company reorganizations, has been interpreted by the Staff to encompass situations that did not involve a change of domicile and/or that involved various changes in a fund’s management, service providers or policies incidental to a change of domicile or change of corporate form.
The Staff has recognized the applicability of the “change in domicile” exception in Rule 145(a)(2) in various circumstances similar to the proposed Reorganization. The Staff has granted no-action relief in circumstances that did not involve either a change of domicile or corporate form.1 The Staff has granted no-action relief in circumstances where a reorganization would involve a change in corporate structure but no change in domicile or investment adviser.2 The Staff has also granted no-action relief in similar circumstances which involved a change in domicile, the board and in non-investment advisory service providers.3
In the Trust’s view, shareholders of the Acquired Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization because the Reorganization will not result in any change to, among other things, the Fund’s investment objective, limitations, restrictions, principal investment strategies, risks, management fee, purchase and redemption features, or voting rights. Additionally, the same investment adviser and portfolio manager that provide services to the Acquired Fund will provide services to the Acquiring Fund. The Reorganization will not result in a change of the form of legal structure for the Fund, as the Fund will be reorganized from one Delaware statutory trust to another Delaware statutory trust, with only a change in the board of trustees and officers and certain service providers -- a fact pattern that has been present in numerous other transactions that were also filed under Schedule 14A, as noted herein.
Moreover, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganization, the Acquiring Fund will have had no assets or operating history and simply will serve as a shell into which the Acquired Fund will be reorganized and all of its assets transferred. Upon consummation of the Reorganization, the Acquiring Fund will assume the accounting and performance history of the Acquired Fund. Thus, shares of the Acquiring Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Acquired Fund.
1 See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (involving the reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations and reference by the Staff to other no-action letters in which the Staff had “stated its views with respect to the conditions under which an investment company may reorganize to change its domicile or legal form, or both.”).
2 See Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts.); Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganization of two open-end investment companies organized as Massachusetts corporations into Massachusetts business trusts); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982) (reorganization of six open-end investment companies organized as Massachusetts corporations into Massachusetts business trusts.).
3 See, PEMCO (pub. avail. May 31, 1988) (reorganization of a New York limited partnership into a Maryland corporation with corresponding changes to the board of directors and non-advisory service providers.).

In support of the “no-sale” theory, a condition precedent to the Reorganization will be receipt by the Trust of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Acquired Fund, the Acquiring Fund or the shareholders of the Acquired Fund.
The Trust notes that use of Schedule 14A in lieu of Form N-14 to solicit shareholder approval of the Reorganization is consistent with the approach followed in other recent reorganizations with similar fact patterns.4 Based on these precedents, the Trust believes the exception provided in Rule 145(a)(2) is available for the proposed Reorganization, which is why the Trust filed on Schedule 14A. The Trust further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the definitive Proxy Statement to be furnished to shareholders of the Acquired Fund in soliciting their approval. Such information will include, among other things, a description of NSIT and a discussion of the effect of the Reorganization on the Acquired Fund. Finally, we note that a Registration Statement on Form N-1A relating to the registration and offering (subsequent to the Reorganization) of the Acquiring Fund’s shares has been filed with the SEC.

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If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.
Sincerely,
/s/ Amber C. Kopp
Amber C. Kopp
Secretary
4 See, e.g., Zacks All-Cap Core Fund, Zacks Small-Cap Core Fund and Zacks Dividend Fund, each a series of Investment Managers Series Trust reorganizing into corresponding series of Zacks Trust of the same name, Accession No. 0001398344-23-017664 (October 26, 2023); Torray Fund, a series of The Torray Fund reorganizing into a series of The RBB Fund Trust, Accession No. 0001398344-22-020036 (October 11, 2022); Hillman Value Fund, a series of Hillman Capital Management Investment Trust reorganizing into a series of ALPS Series Trust of the same name, Accession No. 0001122649-21-000008 (January 15, 2021); Centerstone Investors Fund and Centerstone International Fund, series of Centerstone Investors Trust reorganizing into series of Northern Lights Funds Trust III of the same name, Accession No. 0001580642-20-004567 (December 21, 2020); USA Mutuals Vitium Global Fund and USA Mutuals Navigator Fund, series of USA Mutuals reorganizing into series of Northern Lights Fund Trust IV of the same name, Accession No. 0000894189-20-008903 (November 5, 2020).